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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Pegasus Communications Corporation
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                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    705904605
                         ------------------------------
                                 (CUSIP Number)


                                  June 23, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 705904605

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1     Name Of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Timothy R. Barakett
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2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
      (b)
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3     SEC Use Only

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4     Citizenship or Place of Organization      U.S.


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  Number of       5     Sole Voting Power             141,553
    Shares        --------------------------------------------------------------
 Beneficially     6     Shared Voting Power           249,600
Owned by Each     --------------------------------------------------------------
  Reporting       7     Sole Dispositive Power        141.533
 Person With      --------------------------------------------------------------
                  8     Shared Dispositive Power      249,600
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9     Aggregate Amount Beneficially Owned by Each Reporting Person      391,153

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10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)

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11    Percent of Class Represented by Amount in Row 9        8.0%


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12    Type of Reporting Person (See Instructions)

      IN
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CUSIP No. 705904605

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1     Name Of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Stephen Edwards
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2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
      (b)
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3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization      Canada


--------------------------------------------------------------------------------
  Number of       5     Sole Voting Power             80,400
    Shares        --------------------------------------------------------------
 Beneficially     6     Shared Voting Power           249,600
Owned by Each     --------------------------------------------------------------
  Reporting       7     Sole Dispositive Power        80,400
 Person With      --------------------------------------------------------------
                  8     Shared Dispositive Power      249,600
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9     Aggregate Amount Beneficially Owned by Each Reporting Person      330,000

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10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)

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11    Percent of Class Represented by Amount in Row 9       6.72%


--------------------------------------------------------------------------------
12    Type of Reporting Person (See Instructions)

      IN
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ITEM 1.

      (a)   NAME OF ISSUER

            Pegasus Communications Corporation

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            225 City Lane Avenue, Suite 200, Bala Cynwyd, Pennsylvania 19004


ITEM 2.

      (a) NAME OF PERSON FILING AND ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE and
      (b)

            Timothy R. Barakett- 152 West 57th Street, 45th Floor, New York, New York 10019

            Stephen Edwards- 152 West 57th Street, 45th Floor, New York, New York 10019

      (c)   CITIZENSHIP

            Timothy R. Barakett -Canada

            Stephen Edwards-U.S.


      (d)   TITLE OF CLASS OF SECURITIES

            Timothy R. Barakett-Class A Common Stock, $.01 Par Value (the "Class A Common Stock")

            Stephen Edwards- Class A Common Stock


      (e)   CUSIP NUMBER

            705904605


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.


ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            Timothy R. Barakett-391,153

            Stephen Edwards-330,000

      (b)   Percent of class:

            Timothy Barakett- 8.0%

            Stephen Edwards- 6.72%

      (c)   Number of shares as to which the person has:
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            (i)   Sole power to vote or to direct the vote:

                  Timothy R. Barakett- 141,553

                  Stephen Edwards- 80,400

            (ii)  Shared power to vote or to direct the vote:

                  Timothy R. Barakett-249,600

                  Stephen Edwards-249,600

            (iii) Sole power to dispose or to direct the disposition of:

                  Timothy Barakett- 141,553

                  Stephen Edwards- 80,400

            (iv)  Shared power to dispose or to direct the disposition of:

                  Timothy R. Barakett- 249,600

                  Stephen Edwards- 249,600

Note 1: Mr. Barakett is the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"). Atticus Capital together with certain of its affiliated entities (collectively, the "Atticus Entities") act as advisers for various investment funds (the " Atticus Funds") and managed accounts (the "Atticus Accounts"). Based on his relationship with the Atticus Entities, Mr. Barakett is deemed to be a beneficial owner of the Class A Common Stock owned by the Atticus Funds and the Atticus Accounts for purposes of Section 13(d).


Mr. Edwards is a portfolio manager of Atticus Opportunity Fund Ltd., one of the Atticus Funds (the "Opportunity Fund"). Mr. Edwards is also the Managing Member of Edwards Capital Management, L.L.C. a limited liability company organized under the laws of Delaware, which acts as an investment advisor to certain managed accounts (the "Edwards Accounts"). Based on his relationship with the Opportunity Fund and the Edwards Accounts, Mr. Edwards is deemed to be a beneficial owner of the Class A Common Stock owned by the Opportunity Fund and the Edwards Accounts for purposes of Section 13(d).


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      See Note 1 above in Item 4. The Opportunity Fund has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock that is deemed to be beneficially owned by Mr. Barakett and Mr. Edwards.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
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      Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.


ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         July 6, 2004
         ------------
         Date

         /s/Stephen Edwards*
         -------------------
         Signature

         Stephen Edwards
         ---------------
         Name

         /s/ Timothy R. Barakett *
         -------------------------
         Signature

         Timothy R. Barakett
         -------------------
         Name

         *Pursuant to the Joint Filing Agreement with respect to Schedule G attached hereto as Exhibit I, between Timothy R. Barakett and Stephen Edwards, this statement Schedule 13G is filed on behalf of each of them.